May 29, 2019

Charles Bernicker
Chief Executive Officer
South Mountain Merger Corp.
767 Fifth Avenue, 9th Floor
New York, NY 10153

       Re: South Mountain Merger Corp.
           Draft Registration Statement on Form S-1
           Submitted May 3, 2019
           CIK No. 0001774155

Dear Mr. Bernicker:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
BlueCrest Subscription in IPO, page 12

1. We note your disclosure that BlueCrest, a fund managed by an affiliate of your sponsor, has expressed an intent to purchase units in the offering. Clarify whether the restrictions on transfer applicable to your founder shares will also apply to BlueCrest.
 Charles Bernicker
FirstName LastNameCharles Bernicker
South Mountain Merger Corp.
Comapany NameSouth Mountain Merger Corp.
May 29, 2019
Page 2
May 29, 2019 Page 2
FirstName LastName
Risk Factors
Our officers and directors will allocate their time to other businesses thereby causing conflicts of interest..., page 46

2. Provide additional detail as to the other business endeavors for which your officers and directors will need to devote substantial amounts of time.
Certain of our officers and directors...may have conflicts of interest in determining to which entity a particular business opportunity..., page 48

3. We note your disclosure that your certificate of incorporation will provide that you renounce interests in any corporate opportunity offered to any director or officer "unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company." In light of the affiliation between your management and the sponsor, please explain in detail how you will determine the scope of this renunciation. Explain how you intend to delineate roles or establish meaningful guidelines for defining the sole capacity of a director or officer of your company. Consider expanding your risk factor disclosure regarding the potential difficulties in determining when an opportunity is presented in a specific capacity.
Proposed Business
Competitive Strengths, page 78

4. You state that your management team has unique experience with the SPAC acquisition process. Disclose (in a chart or in narrative form) the names of all such SPACs and discuss briefly any acquisitions made by those SPACs, the current trading markets of the applicable post-business combination entities, and the benefits received by the control persons from their respective association with those entities.
        You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



                                                              Sincerely,

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